UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kura Oncology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50127T 109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50127T 109	13G	Page 2 of 5

(1)	Names of reporting persons Troy Edward Wilson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 535,755[1]
shares beneficially owned by	(6) Shared voting power 1,735,991
each reporting person	(7) Sole dispositive power 535,755[1]
with:	(8) Shared dispositive power 1,735,991
(9)	Aggregate amount beneficially owned by each reporting person 2,271,746[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.5%
(12)	Type of reporting person (see instructions) IN

[1]	Includes 96,034 shares subject to options exercisable within 60 days of 12/31/17.

CUSIP No. 50127T 109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Kura Oncology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3033 Science Park Road Suite 220, San Diego, CA 92121

Item 2(a).	Name of Person Filing: Troy Edward Wilson

Item 2(b).	Address of Principal Business Office or, if none, Residence: 3033 Science Park Road Suite 220, San Diego, CA 92121

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 50127T 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 50127T 109	13G	Page 4 of 5 Pages

Item 4.	Ownership

Amount Beneficially Owned: 2,271,746 shares of Common Stock. This amount includes (a) 32,985 shares of common stock owned by Troy Wilson, (b) 96,034 shares subject to options exercisable within 60 days of December 31, 2017, (c) 406,736 shares of common stock owned by Araxes Pharma LLC, of which Dr. Wilson is the sole Manager, and (d) 1,735,991 shares of restricted common stock and common stock owned by Red Fish Blue Fish Revocable Trust, dated December 31, 2012, 291,667 shares of which are subject to a right of repurchase as of December 31, 2017.

(a)	Percent of Class: 7.5%

(b)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 535,755
(ii) Shared power to vote or to direct the vote 1,735,991
(iii) Sole power to dispose or to direct the disposition of: 535,755
(iv) Shared power to dispose or to direct the disposition of 1,735,991

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

CUSIP No. 50127T 109	13G	Page 5 of 5 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018	/S/ TROY EDWARD WILSON
Troy Edward Wilson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)